Exhibit 12.1

Statement Regarding Computation of Earning to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
			(Restated)	(Restated)	(Restated)	(Restated)
	(Dollars in thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$138,366	$473,406	$400,389	$281,174	$363,623	$273,255
Fixed charges	1,418,888	4,373,095	2,205,502	1,796,614	2,196,138	3,812,000

Earnings available for fixed charges	$1,557,254	$4,846,501	$2,605,891	$2,077,788	$2,559,761	$4,085,255

Fixed charges:
Interest on consolidated obligations	$1,362,228	$4,181,838	$2,127,790	$1,732,244	$2,107,472	$3,609,323
Interest on deposits	49,421	152,872	59,813	58,565	88,490	202,267
Interest on borrowings from other FHLBanks	10	33	9	26	20	166
Interest on securities sold under agreement to repurchase	5,092	28,776	16,593	5,682	—	—
Mandatorily redeemable capital stock	1,933	9,405	1,239	—	—	—
Interest on other borrowings	204	171	58	97	156	244

Fixed charges	$1,418,888	$4,373,095	$2,205,502	$1,796,614	$2,196,138	$3,812,000

Ratio of earnings to fixed charges	1.10	1.11	1.18	1.16	1.17	1.07